UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 624, Tranche No. 02

U.S.$100,000,000 Floating Rate Notes due October 9, 2020, as from February 22, 2018 to be consolidated and form a single series with the Bank's U.S.$300,000,000 Floating Rate Notes due October 9, 2020 issued on October 12, 2017 (Series No. 624, Tranche No. 01)

Filed pursuant to Rule 3 of Regulation IA

Dated: February 16, 2018

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$ U.S.$100,000,000 Floating Rate Notes due October 9, 2020, Series No. 624, Tranche No. 02 (the "Notes"), as from February 22, 2018 to be consolidated and form a single series with the Bank's U.S.$300,000,000 Floating Rate Notes due October 9, 2020 issued on October 12, 2017 (Series No. 624, Tranche No. 01), under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated February 16, 2018 (the "Terms Agreement") and the Pricing Supplement dated February 16, 2018 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note: 99.873%	Nil.	99.873%
Total: U.S.$99,873,000.00		U.S.$99,873,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 10, 2017
(B) Pricing Supplement
(C) Terms Agreement

---

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from February 9, 2018, which is expected to be U.S.$57,000.00 as of February 22, 2018.

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

Alessandro Macri
Chief Counsel
Corporate Legal Affairs Division

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 624
Tranche No. 2

U.S.$100,000,000 Floating Rate Notes due October 9, 2020 (the "Notes") as from February 22, 2018 to be consolidated and form a single series with the Bank's U.S.$300,000,000 Floating Rate Notes due October 9, 2020, issued on October 12, 2017 (the "Series 624 Tranche 1 Notes")

Issue Price: 99.873 percent plus 13 days' accrued interest

Application has been made for the Notes to be admitted to the
Official List of the United Kingdom Listing Authority and
to trading on the London Stock Exchange plc's
Regulated Market

RBC Capital Markets

The date of this Pricing Supplement is February 16, 2018.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 624, Tranche No.: 2
U.S.$100,000,000 Floating Rate Notes due October 9, 2020

DC_LAN01:360197 2

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	624
	Tranche No.:	2
2.	Aggregate Principal Amount:	U.S.$100,000,000
		As from the Issue Date, the Notes will be consolidated and form a single series with the Series 624 Tranche 1 Notes.
3.	Issue Price:	U.S.$99,930,000 which amount represents the sum of (a) 99.873 percent of the Aggregate Principal Amount plus (b) the amount of U.S.$57,000.00 representing 13 days' accrued interest, inclusive.
4.	Issue Date:	February 22, 2018
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9 of "Other Relevant Terms" below
6.	Authorized Denomination(s) (Condition 1(b)):	U.S.$1,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	United States Dollars (U.S.$ or USD) being the lawful currency of the United States of America

DC_LAN01:360197.2

TERMS AGREEMENT NO. 624 TRANCHE 2 UNDER
THE PROGRAM

February 16, 2018

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's U.S.$100,000,000 Floating Rate Notes due October 9, 2020 (the "Notes", as from February 22, 2018 to be consolidated and form a single series with the Bank's U.S.$300,000,000 Floating Rate Notes due October 9, 2020, issued on October 12, 2017 (Tranche 1)) described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on February 22, 2018 (the "Settlement Date"), at an aggregate purchase price of U.S.$99,930,000.00, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as

of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes, and the Dealer named below agrees to purchase the Notes, at the aggregate purchase price specified above, calculated as follows: the issue price of 99.873 percent of the aggregate principal amount (U.S.$99,873,000.00) plus 13 days of accrued interest (U.S.$57,000.00). For the avoidance of doubt, the Dealer's purchase price after the above adjustment is U.S.$99,930,000.00.

2. Payment for the Notes shall be made on the Settlement Date by RBC Capital Markets, LLC to Citibank, N.A., London office, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

8. Specified Principal Payment
    Currency
    (Conditions 1(d) and 7(h)):   USD

9. Specified Interest Payment
    Currency
    (Conditions 1(d) and 7(h)):   USD

10. Maturity Date
    (Condition 6(a)):   October 9, 2020

11. Interest Basis
    (Condition 5):   Variable Interest Rate (Condition 5(II))

12. Interest Commencement Date
    (Condition 5(III)):   February 9, 2018

13. Variable Interest Rate (Condition
    5(II)):

    (a) Calculation Amount (if
         different than Principal
         Amount of the Note):   Not Applicable

    (b) Business Day Convention: Modified Following Business Day Convention

    (c) Specified Interest Period: Not Applicable

    (d) Interest Payment Date: Monthly in arrear on the 9th day of each month,
                                          commencing on March 9, 2018, up to and
                                          including the Maturity Date.

                                          Each Interest Payment Date is subject to
                                          adjustment in accordance with the Modified
                                          Following Business Day Convention.

    (e) Reference Rate: 1-Month USD-LIBOR-BBA.

                                          "1-Month USD-LIBOR-BBA" means the rate
                                          for deposits in USD for a period of 1 month
                                          which appears on Reuters Screen LIBOR01 (or
                                          such other page that may replace that page on
                                          that service or a successor service) as of the
                                          Relevant Time on the Interest Determination
                                          Date;

                                          "Relevant Time" means 11:00 a.m., London

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 624, Tranche No.: 2
U.S.$100,000,000 Floating Rate Notes due October 9, 2020

DC_LAN01:360197.2

time;

"Interest Determination Date" means the second London Banking Day prior to the first day of the relevant Interest Period; and

"London Banking Day" means a day on which commercial banks are open for general business, including dealings in foreign exchange and foreign currency deposits, in London.

If such rate does not appear on Reuters Screen LIBOR01 (or such other page that may replace that page on that service or a successor service) at the Relevant Time on the Interest Determination Date, then the rate for 1-Month USD-LIBOR-BBA shall be determined on the basis of the rates at which deposits in USD are offered at the Relevant Time on the Interest Determination Date by five major banks in the London interbank market (the "Reference Banks") as selected by the Calculation Agent, to prime banks in the London interbank market for a period of 1 month commencing on the first day of the relevant Interest Period and in an amount that is representative for a single transaction in the London interbank market at the Relevant Time. The Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate.

If at least two such quotations are provided, the rate for 1-Month USD-LIBOR-BBA shall be the arithmetic mean of such quotations. If fewer than two quotations are provided as requested, the rate for 1-Month USD-LIBOR-BBA shall be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Calculation Agent, at approximately 11:00 a.m., New York City time, on the first day of the relevant Interest Period for loans in USD to leading European banks for a period of 1 month commencing on the first day of the relevant Interest Period and in an amount that is representative for a single transaction in the

4

DC_LAN01:360197.2

London interbank market at such time.

If no quotation is available or if the Calculation Agent determines in its sole discretion that there is no suitable bank that is prepared to provide the quotes, the Calculation Agent will determine the rate for 1-Month USD-LIBOR-BBA for the Interest Determination Date in question in a manner that it deems commercially reasonable by reference to such additional resources as it deems appropriate.

(f)	Primary Source for Interest Rate Quotations for Reference Rate:	Reuters
(g)	Calculation Agent:	See "8. Identity of Calculation Agent" under "Other Relevant Terms"

14. Other Variable Interest Rate Terms (Conditions 5(II) and (III)):

(a)	Spread:	Not Applicable
(b)	Variable Rate Day Count Fraction if not actual/360:	Act/360, adjusted
(c)	Relevant Banking Center:	London and New York

15. Relevant Financial Center: London and New York

16. Relevant Business Day: London and New York

17. Issuer's Optional Redemption (Condition 6(e)): No

18. Redemption at the Option of the Noteholders (Condition 6(f)): No

19. Governing Law: New York

20. Selling Restrictions:

(a)	United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities

5

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 624, Tranche No.: 2
U.S.$100,000,000 Floating Rate Notes due October 9, 2020

DC_LAN01:360197.2

Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b) United Kingdom: The Dealer represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(c) General: No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

21. Amendment to Condition 7(a)(i): **Condition 7(a)(i)** is hereby amended by **deleting the first sentence** thereof and **replacing it** with the following: "*Payments of principal and interest in respect of Registered Notes shall be made to the person shown on the Register at the close of business on the business day before the due date for payment thereof (the "Record Date")*."

22. Amendment to Condition 7(h): The following shall apply to Notes any payments in respect of which are payable in a Specified Currency other than United States Dollars:

Condition 7(h) is hereby amended by **deleting the words** "*the noon buying rate in U.S. dollars in the City of New York for cable transfers for such Specified Currency as published by the Federal Reserve Bank of New York on the second Business Day prior to such payment or, if such rate is not available on such second Business Day, on the basis of the rate most recently available prior to such second Business Day*" and **replacing them with the words** "*a U.S. dollar/Specified Currency exchange rate determined by the Calculation Agent as of the second Business Day prior to such payment, or,*

DC_LAN01:360197.2

if the Calculation Agent determines that no such exchange rate is available as of such second Business Day, on the basis of the exchange rate most recently available prior to such second Business Day. In making such determinations, the Calculation Agent shall act in good faith and in a commercially reasonable manner having taken into account all available information that it shall deem relevant".

If applicable and so appointed, and unless otherwise defined herein, the "Calculation Agent" referred to in amended Condition 7(h) shall be the Global Agent under the Bank's Global Debt Program – namely, Citibank, N.A., London Branch, or its duly authorized successor.

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Depository Trust Company (DTC); Euroclear Bank S.A./N.V.; Clearstream Banking, société anonyme
3.	Syndicated:	No
4.	Commissions and Concessions:	No commissions or concession are payable in respect of the Notes.
5.	Estimated Total Expenses:	None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.
6.	Codes:	
	(a) CUSIP:	45818WBT2

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 624, Tranche No.: 2
U.S.$100,000,000 Floating Rate Notes due October 9, 2020

DC_LAN01:360197.2

(b)	Common Code:	169702004
(c)	ISIN:	US45818WBT27
7.	Identity of Dealer:	RBC Capital Markets, LLC
8.	Identity of Calculation Agent:	The Global Agent, Citibank, N.A., London branch, will act as the Calculation Agent.

All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.

9. Provisions for Registered Notes:

(a) Individual Definitive Registered
Notes Available on Issue Date: No

(b) DTC Global Note(s):   Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Citibank, N.A. as Global Agent, and the other parties thereto.

(c) Other Registered Global Notes: No

General Information

Additional Information Regarding the Notes

1.   United States Federal Income Tax MattersThe following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

DC_LAN01:360197.2

Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the "United States Holders" section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will generally be "passive" income for purposes of computing the foreign tax credit."

The Notes should be treated as variable rate debt instruments that are issued with a de minimis amount of original issue discount ("OID"). A United States holder will generally be taxed on interest on the Notes as ordinary income at the time such holder receives the interest or when it accrues, depending on the holder's method of accounting for tax purposes. However, the portion of the first interest payment on the Notes that represents a return of the 13 days of accrued interest that a United States holder paid as part of the Issue Price of the Notes will not be treated as an interest payment for United States federal income tax purposes, and will accordingly not be includible in income. Upon the sale, exchange, repurchase or maturity of the Notes, a United States holder should generally recognize gain or loss equal to the difference between the amount realized by such holder, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and such holder's tax basis in the Notes. Such gain or loss generally should be capital gain or loss and should be treated as long-term capital gain or loss to the extent the United States holder has held the Notes for more than one year. Long-term capital gain of individual taxpayers may be eligible for reduced rates of taxation. The deductibility of capital loss is subject to significant limitations.

The Notes will be issued with a de minimis amount of OID. While a United States holder is generally not required to include de minimis OID in income prior to the sale or maturity of the Notes, under recently enacted legislation, United States holders that maintain certain types of financial statements and that are subject to the accrual method of tax accounting may be required to include de minimis OID on the Notes in income no later than the time upon which they include such amounts in income on their financial statements. United States holders that maintain financial statements should consult their tax advisors regarding the tax consequences to them of this legislation.

Information with Respect to Foreign Financial Assets. Owners of "specified foreign financial assets" with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Medicare Tax. A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the United States holder's "net investment income" (or

9
PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 624, Tranche No.: 2
U.S.$100,000,000 Floating Rate Notes due October 9, 2020

DC_LAN01:360197.2

"undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). United States holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

INTER-AMERICAN DEVELOPMENT BANK



By:_____

Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and
           General Manager, Finance Department

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
               Cash Management and Settlements Group
Email: FIN_CMO@iadb.org
Telephone: 202-623-3131

FOR THE DEALER:

RBC Capital Markets, LLC
200 Vesey Street, 8th Floor
New York, NY 10281
Attention: Jigme Shingsar
Telephone: +1 (212) 858-8343
Facsimile: +1 (212) 658-6137

6.   To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i)   Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii)   Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

RBC CAPITAL MARKETS, LLC

By: _____

Name: SCOTT G. PRIMROSE
Title: Authorized Signatory

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: _____

Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and
General Manager, Finance Department